

Mail Stop 3720

May 1, 2008

Mr. Steven Blondy
Executive Vice President and
Chief Financial Officer
1001 Winstead Drive
Cary, N.C. 27513

      RE: **R.H. Donnelley Corporation**
              Form 10-K for the year ended December 31, 2007
              Filed March 13, 2008
              File No. 1-07155

Dear Mr. Blondy:

We have reviewed your supplemental response letter dated April 24, 2008 as well as your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

You should comply with these comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate Overview, page 35

1.   We note your response to comment one in our letter dated April 22, 2008. Your proposed disclosure does not explain the "economic challenges" facing the Company, but instead focuses on your responses. Further revise to detail whether the economic challenges are limited to the company's precipitous drop in shareholder value or problems relating to the company's business operations. If limited to the former, explain how management's responses are intended to improve the investment community's "evolving" view of the company's industry and company's significant leverage. In addition, explain what specific steps management plans to take "to streamline operations and contain costs."

Notes to Consolidated Financial Statements

Business and Presentation, page F-10

2.   We note your response to comment two in our letter dated April 22, 2008. Since you have reclassified certain costs to a separate line item titled "selling and support expenses," we believe that it would be more appropriate to re-title your "cost of revenues" line item. Since your cost of revenues include expenses related to printing, paper, publishing and distribution, you should consider revising the line item to the more descriptive title "production, publication and distribution costs." Such presentation would continue to comply with Rule 5-03 of Regulation S-X.

Summary of Significant Accounting Policies, page F-13

Revenue Recognition

3.   We note your response to comment two in our letter dated April 22, 2008. Your response did not state whether you recorded barter expense for each of the respective periods. If not, please tell us why. Also, it appears that your barter revenue is material to your income (loss) before income taxes under the assumption that you have no related barter expense. Accordingly, you should continue to disclose the dollar value of barter transactions in future filings.

Accounts Receivable, page F-12

4.   We note your response to comment four in our letter dated April 22, 2008. With respect to your latitude in establishing prices, tell us more about the various discounted advertising programs that the CMRs are able to choose to offer to national advertisers. Tell us if you grant the CMRs a "discount" from your published rates for them to sell at a higher price, or if the full "discount" is actually passed through to the customer.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jorge Rivera, Attorney-Advisor, at (202) 551-3786 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel